(d)(9)(i)

AMENDED SCHEDULE A

with respect to the

SUB-ADVISORY AGREEMENT

between

ING INVESTMENTS, LLC

and

BAILLIE GIFFORD OVERSEAS LIMITED

Series	Annual Sub-Adviser Fee
(as a percentage of average daily net assets)

ING Multi-Manager International Equity Fund (formerly, ING International Growth Fund)	0.55% on the first $50 million 0.50% on the next $50 million 0.40% on the next $300 million 0.30% thereafter

The above fee scale is subject to a minimum fee of $150,000 per annum exclusive of any applicable tax.

1.1      The proportionate amount of the investment management fee charged within any fund managed by the Sub-Adviser or any of its associates in which the Series has a holding shall be deducted from the fee calculated above. No preliminary or redemption charge will be borne by the Series for any investment in any such fund.

1.2      The applicable fees shall be paid quarterly on the basis of the assets under management, as calculated the Sub-Adviser, on the last day of the preceding quarter. For example fees for the second quarter shall be based on the market values of the assets at the close of business on the last day of the first quarter.

1.3      The Sub-Adviser will receive no other commission or remuneration in connection with transactions under this Agreement with or for the Manager in addition to or in lieu of any fees, and there will be no supplement to or abatement (other than the deduction in respect of funds managed by the Sub-Adviser or any of its associates) of the fee as calculated above. To the Sub-Adviser’s knowledge, none of its associates will receive any commission or remuneration in connection with transactions under this Agreement with or for the Manager in addition to or in lieu of any fees.